Charles S. Kim

T: +1 858 550 6049

ckim@cooley.com

October 3, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler

Re:                        TRACON Pharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1 (CIK No. 0001394319)

Dear Mr. Riedler:

On behalf of our client, TRACON Pharmaceuticals, Inc. (the “Company”), this letter is being submitted in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2014 (the “Comment Letter”) with respect to the Company’s draft registration statement on Form S-1 (the “Registration Statement”) originally submitted confidentially to the Commission on August 8, 2014 and the first revision to the Registration Statement submitted confidentially to the Commission on September 15, 2014.  The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

License Agreement with Roswell Park Cancer Institute . . ., page 106

1.                                    We note that your agreement obligates you to pay a Sponsored Research Fee.  Please amend your disclosure to identify the amount of this fee and briefly describe your obligations to make this payment under the RPCI license agreement.

Response: Under the Company’s license agreement with Roswell Park Cancer Institute and Health Research, Inc., the Company was obligated to pay a sponsored research fee pursuant to a sponsored research agreement with Health Research, Inc., Roswell Park Division (the “Sponsored Research Agreement”), the form of which is attached as Exhibit A to the license agreement.  The Company entered into the Sponsored Research Agreement on January 29, 2008, and it expired on November 1, 2010.  The Company therefore respectfully advises the Staff that it has no current/further payment obligations pursuant to the Sponsored Research Agreement.

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4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

October 3, 2014

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and this response letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6049.

Sincerely,

COOLEY LLP

/s/ Charles S. Kim, Esq.

Charles S. Kim, Esq.

cc:                            Charles P. Theuer, M.D., Ph.D., TRACON Pharmaceuticals, Inc.

H Casey Logan, TRACON Pharmaceuticals, Inc.

Patricia Bitar, TRACON Pharmaceuticals, Inc.

Sean M. Clayton, Esq.

Kristin E. VanderPas, Esq.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM